FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of November 2003

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On November 24, 2003 Aladdin Knowledge Systems Ltd. (the “Registrant”) announced that it filed a lawsuit against Aladdin Systems, Inc. to stop it from using the Aladdin trademark. A copy of the press release is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: November 26, 2003

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Evan Smith CFA
Zintel Public Relations	KCSA Worldwide
matthew@zintelpr.com	esmith@kcsa.com
909.941.1951	212.896.1251

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Moves for Preliminary Injunction Against Aladdin Systems

Lawsuit alleges trademark infringement

NEW YORK and TEL AVIV, ISRAEL, November 24, 2003 - Aladdin Knowledge Systems Ltd (Nasdaq: ALDN) announced today that it has filed a lawsuit against Aladdin Systems, Inc. to stop Aladdin Systems from using the Aladdin trademark on software. Aladdin Knowledge Systems is also seeking an immediate injunction barring the distribution of Aladdin Systems' newest product under the Aladdin name - spam blocking software called SpamCatcher - until the entire matter can be fully heard by the court.

Aladdin Knowledge Systems has provided digital security solutions since 1985. It filed the lawsuit and is seeking the preliminary injunction to prevent confusion in the market, including confusion introduced by Aladdin Systems' SpamCatcher product, an offering that competes with Aladdin Knowledge Systems' eSafe content security solution and its heavily-marketed anti-spam capabilities.

Commenting on the request for an injunction, Aladdin Knowledge Systems CEO Yanki Margalit said, "The use of our distinctive name on software products marketed by another company has been a growing problem. With the introduction of a product that directly competes, it became clear that we had to act to protect our shareholders, distributors and resellers from infringement of the Aladdin name. Preserving the distinctive reputation of our name is a crucial component of our extensive, long-standing marketing efforts for Aladdin Knowledge Systems' eSafe brand and its powerful anti-spam capabilities. We have no quarrel with fair competition; however, we must protect the Aladdin company name and its associated brands."

Aladdin Knowledge Systems

Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985. Aladdin serves over 30,000 customers worldwide. Aladdin's products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Please visit Aladdin's Web site at www.eAladdin.com.